[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]

December 15, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      JNLNY Separate Account I
         File Nos.:  333-137485 and 811-08401

Dear Sir/Madam:

For the above referenced registrant, this filing contains:

1. Pre-Effective Amendment No. 1 under the Securities Act of 1933 and Amendment No. 87 under the Investment Act of 1940 to the Registration Statement, including the financial statements and exhibits that were not previously filed;

2.   registrant's acceleration request letter; and

3.   principal underwriter's acceleration request letter.

Following are the representations requested in the Commission's press release dated June 24, 2004:

STATEMENT OF REGISTRANT'S POSITION

Notwithstanding our providing below the requested acknowledgements, we respectfully disagree with your characterization of them as a "'Tandy' Representation." The term has, in fact, taken on a special meaning with adverse connotations in the lexicon of securities law terminology. As originally developed and so used until recently, the Tandy letter procedure reflected a compromise where a registrant sought to go effective immediately notwithstanding the SEC staff having commenced an inquiry into a possible securities law violation by the registrant. We are aware of no such inquiry.

TANDY ACKNOWLEDGEMENTS

We hereby acknowledge and agree as follows:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, Registrant reserves all rights, in the event of litigation, to make use of its participation in the comment process and the record of correspondence between Registrant and the Staff to the extent legally permissible and consistent with the foregoing representations.

If you have any questions, please call me at (517) 367-3835. Thank you.

Sincerely,

ANTHONY L. DOWLING

Anthony L. Dowling